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                            October 12, 2023

       Shan-Nen Bong
       Chief Financial Officer
       Aurora Mobile Limited
       14/F, China Certification and Inspection Building
       No. 6, Keji South 12th Road , Nanshan District
       Shenzhen, Guangdong 518057
       People   s Republic of China

                                                        Re: Aurora Mobile
Limited
                                                            Form 20-F filed on
April 18, 2023
                                                            Response letter
dated September 20, 2023
                                                            File No. 001-38587

       Dear Shan-Nen Bong:

               We have reviewed your September 20, 2023 response to our comment letter.. In order to help us more fully evaluate your responses to prior comments 2 and 3 regarding the Investment
       Company Act of 1940 (the    Investment Company Act   ), we have the
following comments:

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 21, 2023 letter.

       Response letter dated September 20, 2023

       Item 3. Key Information, page 3

   1.                                                   In response to prior
comment 2, you stated    As of June 30, 2023, the Company and its
                                                        subsidiaries and VIE
had 429 employees, none of whom are actively engaged in managing
                                                        the Company   s and its
subsidiaries    and VIE   s investments on a full-time basis.    Please
                                                        clarify whether the
Company, its subsidiaries or the VIE have any employees, and the number of employees,
who manage the Company   s and its subsidiaries    and VIE   s
                                                        investments on a
part-time basis.
   2. In response to prior comment 3, we note that you provided a table for the Company,
                                                        listing    Value of
subsidiary    at 127, 422, 195 USD. We also note that the organization
 Shan-Nen Bong
Aurora Mobile Limited
October 12, 2023
Page 2
         chart you provided in the response letter from July 21, 2023 listed two subsidiaries: 1)
         Meta Reality Limited and 2) UA Mobile Limited. Please clarify whether
the    value of
         subsidiary    notation includes both such entities. If not, please
update the table to reflect
         the value of both of the Company   s subsidiaries.
3.       In response to prior comment 3, pertaining to the table you provide for JPush
         InformationConsultation (Shenzhen) Co., Ltd. (   JPush   ) we have the
following
         comments:
             Please explain how the VIE is reflected on the JPush table.
             The table refers to    trade receivables,       prepayments,
other receivables,    and a
                 right-of-use asset.    As requested previously, please provide
a detailed factual
              description of each of these items and the legal basis for your apparent position that
              such items are not investment securities.
4. The staff reserves the right to ask additional questions about the tables provided for various other entities, including, in particular, your proposed treatment of various assets as non-investment securities. In the meantime, the staff notes that, in the response to prior
         comment 3, you state in note 5 that:    Intangible assets represent
computer software,
         systems and technology, brand and customer relationship acquired in a business
         combination.    Please provide specific facts and details regarding
the nature of the
         intangible assets and the business combination mentioned.
       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameShan-Nen Bong                                 Sincerely,
Comapany NameAurora Mobile Limited
                                                                Division of
Corporation Finance
October 12, 2023 Page 2                                         Office of
Technology
FirstName LastName